Amendment No. 2 to Prospectus Supplement dated March 27, 2014 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 2 to Prospectus Supplement amends the Prospectus Supplement dated March 27, 2014 (the “Original Prospectus Supplement”) and as supplemented on May 30, 2014 (the “Amendment No. 1 to Prospectus Supplement”). This Amendment to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 27, 2014 and Amendment No. 1. This Amendment No. 2 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page S-12 of the Prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Appointment of new Transfer Agent, Warrant Agent and Plan Agent Effective August 1, 2014

On June 24, 2014, Zion Oil & Gas, Inc. (the “Company”) formally executed a Transfer Agency and Registrar Services Agreement with the American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (“AST”), located at 6201 15th Avenue, Brooklyn, NY 11219.  The Company is excited that AST has been appointed as our sole Transfer Agent and registrar for the Company’s common stock and warrants and for any such other securities as the Company may request. The initial term of the Agreement is three years with automatic one year successive terms.  AST has also been appointed as the Plan Agent for our Dividend Reinvestment and Common Stock Purchase Plan (“DSPP” or “Plan”) and our Warrant Agent.

Shares Generally Recorded Daily

Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of the Company, before 12 noon (EST) on a business day generally will be recorded as purchased on the same business day (the “Purchase Date”).  The Plan Agent has online interactive purchase facilities (www.amstock.com) to handle electronic enrollment and electronic check processing.  In addition, the same electronic services are offered through the Company’s website (www.zionoil.com).  Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of Company, after 12 noon (EST) on a business day generally will be recorded as purchased on the next business day for the Purchase Date.  Electronic bank payments are treated as received and recorded on the date of receipt of the funds into the Plan Agent’s or the Company’s bank account.

Since only shares are purchased directly from the Company, the investor’s Plan account will be credited with the number of shares (including fractional shares, computed to three decimals) of the Company’s Common Stock that was purchased.  The price at which shares will be deemed purchased and credited to the investor’s account will be at the average of the high and low sale prices of the Company’s publicly traded Common Stock as reported on the NASDAQ on the Purchase Date.  Transaction confirmations are communicated daily by the Plan Agent and also quarterly and year-end statements are mailed by the Plan Agent.

Electronic Enrollment and Payment Procedures

Electronic enrollment and payment procedures have expanded, in which AST can accept electronic enrollment and electronic bank payments in U.S. Dollars and international shareholders and investors can make payments in British Pounds, Euros, Swiss Francs, or Canadian Dollars for DSPP purchases through the Company as coordinated with AST.  Funds received in foreign currency will be recorded by AST in US Dollars based upon the New York Closing Foreign Exchange Rate (5:00 p.m. EST) on the Purchase Date as published online in the Wall Street Journal, Market Data Center under Currencies (www.wsj.com/mdc).

Automatic Monthly Investments

If you elect this option, your funds will be debited from your bank account on the 25th day of each month (the “Purchase Date”). If the 25th day of the month is a weekend or holiday, the debit date will be the next succeeding business day. The price at which shares will be deemed purchased and credited to the investor’s Plan account will be at the average of the daily averages of the high and low sale prices of the Company’s publicly traded Common Stock as reported on the NASDAQ for the five trading day period ending on the Purchase Date (hereinafter the “Market Price of the Publicly Traded Stock”).  You may change the amount of funds to be deducted or terminate an automatic monthly investment of funds by either accessing your account online (www.amstock.com) or by completing and submitting to AST a new automatic investment form.

Obtaining Certificates and Transferring or Selling Shares

Initially, all shares that are purchased will be held by the Plan Agent and reflected in book-entry form in the shareholder’s account on the records of the Plan Agent.  A shareholder may request a certificate (at no cost) for some of or all whole shares (or issuable warrants) at any time by a request to the Plan Agent by internet (www.amstock.com), calling 1-844-699-6645 (International 1-718-921-8205), or sending in the form attached to the DSPP account statement.  Certificates are normally issued within three business days after receipt of the request and mailed no later than the day after the issuance. No certificates will be issued for fractional shares; instead, the market value of any fractional share will be paid in cash.

You may transfer (at no cost) ownership (or make gifts) of some or all shares (or issuable warrants) held through the Plan Agent by calling the Plan Agent at 1-844-699-6645 (International 1-718-921-8205) for complete transfer instructions, or online at (www.amstock.com/shareholder/ sh_transfinst.asp).  The transfer form must be completed, signed and returned to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.  The Medallion Guarantee form may be downloaded from www.amstock.com/shareholder/sh_downloads.asp.

You may sell shares through the Plan Agent by accessing www.amstock.com on the internet, by calling the Plan Agent at 1-844-699-6645 (International 1-718-921-8205), or by mailing the form attached to the DSPP account statement to the Plan Agent.  On receipt of a request to sell some of or all the Plan shares, the Plan Agent will sell the shares on the open market no later than three business days after receipt of the request and will send the proceeds less a service charge of $12 and applicable brokerage commissions of only $0.10 per share sold (e.g., if 100 shares sold, commission is $10). All sell orders received by the Plan Agent by noon Eastern Time will result in shares being sold the next business day.  Sell orders received after noon Eastern Time will result in shares being sold the second business day after receipt.  The market value of any fractional share will be paid in cash.  Proceeds are normally paid by check, which is distributed within five business days after the sale.  Tradable warrants will be treated the same above as shares with respect to obtaining certificates and transferring or selling warrants.

DSPP Transaction Processing:	General Mailing Inquires:

Zion Oil & Gas, Inc.	Zion Oil & Gas, Inc.
c/o American Stock Transfer & Trust Co., LLC	c/o American Stock Transfer & Trust Co., LLC
Plan Administration Department	6201 15th Avenue
Post Office Box 922	Brooklyn, NY 11219
Wall Street Station	Domestic (844) 699-6645
New York, NY 10269-0560	International (718) 921-8205
www.amstock.com

Domestic and Foreign Multi-Lingual Call Center

If you have any questions about the DSPP, resident shareholders and investors of the United States and Canada can call the Plan Agent toll free at 1-844-699-6645 (844-MYZNOIL) and other foreign resident shareholders and investors can call the Plan Agent at 1-718-921-8205.  Customer service representatives with multi-lingual capability for both domestic and foreign callers are available between the hours of 8:00 a.m. and 8:00 p.m. EST, Monday through Friday.  After hours, all calls will be forwarded to the AST automated line 24 hours a day, seven days a week.

Accordingly, all references in the Original Prospectus Supplement discussing the Company’s former transfer agent and Plan Agent and features and requirements of the Registrar and Transfer Company, are hereby replaced and amended to include and refer to the above described features of the new transfer agent and Plan Agent, the American Stock Transfer & Trust Company, LLC.

The date of this Amendment No. 2 to Prospectus Supplement is July 31, 2014.